CONVERSION AGREEMENT

This Agreement executed on November 1, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Mark Rumph (the "Consultant"), with an address at 8 Silkberry, Irvine, CA 92614


NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered 11 (eleven) invoices (nos. #222-232) to the Company totaling $11,030 (eleven thousand thirty). The Parties hereby agree to convert this obligation of the Company into 14,706 (fourteen thousand seven hundred six) fully-paid and non-assessable free trading shares upon the execution of this Agreement. This shall be at the conversion rate of $0.75 per share. The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)                The Consultant (Mark Rumph)


--------------------------------            --------------------------------
Chaslav Radovich                                     Mark Rumph
President/CEO